Securities and Exchange Commission
August 8, 2018

August 8, 2018

Via Edgar

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Theresa Brillant

RE:     Southwest Airlines Co.
Form 10-Q for the quarterly period ended March 31, 2018
Filed on May 1, 2018
File No. 001-07259

Dear Ms. Brillant:

On behalf of Southwest Airlines Co. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 25, 2018, with respect to the Company’s Form 10-Q for the quarterly period ended March 31, 2018 (the “Form 10-Q”). For ease of reference, we have reproduced below the full text of the Staff’s comment, which is followed by the Company’s response.

Form 10-Q for the quarterly period ended March 31, 2018

Note 5: Revenue, page 19

1.
It appears you have elected the transition provision pursuant to ASC 606-10-65-1(f)(4) in regard to the aggregate effect of historical modifications to the co-branded credit card agreement with Chase Bank USA, N.A. In so doing, ASC 606-10-65-1(g)(2) states that to the extent reasonably possible a qualitative assessment of the estimated effect of applying this expedient is required to be disclosed, but this disclosure is not apparent. Please advise.

Response:

In making the election of the transition provision pursuant to ASC 606, the Company did not believe it was reasonably possible to provide a qualitative assessment of applying the contract modification transition practical expedient without performing a complete quantitative analysis of each modification. To perform a complete quantitative analysis, the Company would require the assistance of an independent third party to perform a historical valuation and attempt to re-create valid assumptions many years after the fact, which would have been costly and time consuming. Without knowing the movement in each assumption in the valuation, the Company does not believe it is reasonably possible to estimate the impact of applying this practical expedient.

In order to address the Staff’s request to provide a qualitative assessment, the Company modified its disclosures in the most recent Form 10-Q for the quarterly period ended June 30, 2018, that was filed on August 1, 2018. After filing such Form 10-Q, the Company is proposing further relatively minor modifications that it would make in future filings to further clarify its disclosures and address the

Securities and Exchange Commission
August 8, 2018

Staff’s comment. Please advise whether the staff believes the comment has been adequately addressed in the following, which would replace the existing two paragraphs in Note 5 of the Notes to Condensed Financial Statements (unaudited) on pages 22 and 23 of the Form 10-Q in future filings:

ASC 606 requires the Company to allocate consideration received to performance obligations based on relative fair value of those obligations. The Company has a co-branded credit card agreement (“Agreement”) with Chase Bank USA, N.A. (“Chase”), through which the Company sells loyalty points and certain marketing components, which consist of use of Southwest Airlines’ brand and access to Rapid Rewards Member lists, licensing and advertising elements, and use of the Company’s resource team. The Company estimated the selling prices and volumes over the term of the Agreement in order to determine the allocation of proceeds to each of the two performance obligations identified in the agreement-which have been characterized as a transportation component and a marketing component. The allocations utilized are reviewed to determine if adjustment is necessary any time there is a modification to the Agreement. The Company records Passenger revenue related to loyalty point redemptions for air travel when the travel is delivered. The marketing elements are recognized as Other revenue when earned following the sales-based royalty method, as intellectual property was determined to be the predominate component of this performance obligation in the Agreement.

The Company has elected the transition provision within ASC 606 to reflect the aggregate effect of historical modifications to the Agreement on January 1, 2018, when (i) identifying the satisfied and unsatisfied performance obligations, (ii) determining the transaction price, and (iii) allocating the transaction price to the satisfied and unsatisfied performance obligation. When applying the full retrospective adoption provisions of ASC 606, the Company determined the transaction price for all satisfied and unsatisfied performance obligations in the Agreement and performed a single allocation of the transaction price to those performance obligations, based on the relative selling prices on January 1, 2016. In applying this transition provision, the Company evaluated the historical modifications of the contract and did not identify any new performance obligations throughout the periods prior to adoption of the new standard. The Company did not believe it was reasonably possible to quantitatively estimate the impact of applying this transition provision to contract modifications prior to January 1, 2016.

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Thank you for your assistance. If you have any questions, please do not hesitate to contact me at (214) 792-3022.

Sincerely,

/s/ Tammy Romo
Tammy Romo
Executive Vice President & Chief Financial Officer

Securities and Exchange Commission
August 8, 2018

Copy to:	John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Mark R. Shaw
Brandon Rowland (Ernst & Young LLP)